

February 16, 2018

Erica E. Carrig
Associate General Counsel
New York Life Insurance Company
51 Madison Avenue
New York, NY 10010

> RE: New York Life Insurance and Annuity Corporation ("NYLIAC")
> Variable Universal Life Separate Account - I
> Initial Registration Statement on Form N-6 (File Nos. 333-222196 and 811-07798)

Dear Ms. Carrig:

On December 20, 2017 you filed on behalf of NYLIAC an initial registration statement on Form N-6 under the Securities Act of 1933 and the Investment Company Act of 1940 ("1940 Act") to register securities in connection with a new variable universal life insurance policy, the New York Variable Universal Life Accumulator II.

We have reviewed the filing and have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Summary of Benefits and Risks

3. In the introduction to the Summary of Benefits and Risks, please refer investors to the Glossary for the definition of any defined terms or acronyms.

4. In the second paragraph under the caption Change the Amount of Coverage, please clarify that the new Surrender Charge Period applies only with respect to the amount of increase in the Face Amount.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

5. In the final sentence under the caption A Highly-Rated Company, please state that NYLIAC's obligations under the policy are subject to its claims-paying ability *and financial strength*.

Table of Fees and Expenses

6. In many instances, the line items for Guaranteed Maximum charges and Current charges run together. For clarity, please revise to ensure that Guaranteed Maximum charges and Current charges are shown on separate lines.

Transaction Fees

7. Please supplementally explain the calculation of the Guaranteed Maximum Surrender Charge (i.e., $47.00 per $1000 of Face Amount). Additionally, please clarify Footnote 3 by providing the assumptions made in calculating the Guaranteed Maximum.

8. In the line item for Surrender Charge After Face Amount Increase, please clarify in the third column that a new Surrender Charge Period for the amount of the increase in Face Amount begins on the effective date of the increase.

9. For Partial Surrender Fee, the parenthetical explanation regarding a Face Amount decrease due to a partial surrender suggests that the Surrender Charge only applies if there is a Face Amount decrease. Please clarify that the Surrender Charge applies for all partial surrenders, if true.

Periodic Charges Other Than Funds' Operating Expenses

10. Please disclose the Flat Extra charge discussed in Footnote 2 in the fee table.

11. For each charge that depends on an individual contract owner's characteristics, please provide a line item indicating the charge for a "Representative Insured." The staff notes that the fee table does not use the term Representative Insured in the line items for Monthly Cost of Insurance Charge or Monthly Per Thousand of Face Amount Charge, but uses the term later in the fee table. Please provide the description of the Representative Insured at the beginning of the fee table and use it consistently.

12. For Monthly Mortality & Expense Risk Charge, please show the Guaranteed Maximum charge first.

13. For the Return of Premium (ROP) Rider, please disclose the amount charged in the fee table.

Funds' Annual Operating Expenses

14. Please update the information in the Funds' Annual Operating Expenses table to reflect expenses as of December 31, 2017.

15. Please revise the last sentence of Footnote 1 to state, "We have not verified the accuracy of this information provided by Funds that are not affiliated with us."

Definitions

16. In the definition of Monthly INLG Premium, the disclosure contains the capitalized term INLG Premium Test. Please provide a definition for the INLG Premium Test in the Definitions section. Additionally, provide a cross-reference to where a contract owner can find additional information.

17. In the definition of Monthly INLG Premium, the disclosure uses the capitalized term INLG Monthly Premium. Please reorder the words in order to track the language of the defined term.

Funds and Eligible Portfolios

18. Please provide a conspicuous statement regarding how to obtain a prospectus containing more complete information on each underlying fund. *See* Form N-6, Item 4(d).

Additions, Deletions, or Substitutions of Investments

19. Much of the disclosure in this section is repetitive of the disclosure in the section entitled "Our Rights" on page 19 of the prospectus. Please consolidate the disclosure in these two sections to avoid investor confusion.

Asset Allocation Models

20. Please clarify whether an investor may choose to allocate only a portion of their cash value and premium payments to a particular Asset Allocation Model, or whether an Asset Allocation Model must be applied to the entire cash value.

21. As this is a new contract, please revise the sentence immediately preceding the list of Asset Allocation Models to state, "The following Asset Allocation Models are available for allocation on or after May 1, 2018."

22. In the list of Investment Divisions for the Aggressive Asset Allocation Model, please delete the unnecessary bracket included in the last Investment Division listed.

23. Please update the weighted average of expenses for the Asset Allocation Models to reflect the management fees, administrative fees, and other expenses for all relevant Investment Divisions as of December 31, 2017.

Transfers and Ongoing Allocations to the Models

24. In the first paragraph under Transfers and Ongoing Allocations to the Models, please clarify the language used to describe how transfers into and/or out of the Asset Allocation Models are counted. In particular, please clarify whether a transfer into or out of a particular model will always count as one transfer, or whether NYLIAC counts each fund included in a model in determining the number of transfers.

Changes to Asset Allocation Models

25. Please revise the final sentence of the second paragraph to state, "We will notify you in writing of any such events and seek your instructions on how you want your policy Cash Value or premiums reallocated."

26. Please revise the language in the first sentence of the fourth paragraph to state that these Asset Allocation Models are also made in available to contract owners under other contracts offered by NYLIAC since May 1, 2016, if true.

27. In the disclosure regarding changes to or termination of the Asset Allocation Models, the prospectus currently states, "We will not reallocate your policy's Cash Value, or change your premium allocation instructions, in response to these changes." The prospectus also states, "We reserve the right to terminate or change the Asset Allocation Model program at any time." Please reconcile these two sentences.

Voting

28. Please add disclosure stating that Fund shares owned by NYLIAC and its affiliates in their own names will also be proportionately voted.

29. Please further explain or clarify the final sentence of the fourth paragraph regarding the use of instructions to abstain from voting on an item to reduce the number of votes eligible to be cast.

Surrender Charges After a Face Amount Increase

30. In the explanation that immediately follows the table captioned Surrender Charge Schedule After a Face Amount Increase, please specifically state that NYLIAC will charge the highest applicable surrender charge if an investor decreases the Face Amount.

Partial Surrender Fee

31. Under the heading for Partial Surrender Fee, please state that NYLIAC does not currently charge a partial surrender fee.

Investment Divisions, the Fixed Account and DCA Accounts

32. Please clarify whether allocations to one of the five Asset Allocation Models are counted in the maximum of 21 investment options and, if so, how they are counted.

Transfers Among Investment Divisions, the Fixed Account and the DCA Accounts

33. In the Maximum Transfer paragraph, please confirm whether the example takes into account the Guaranteed Minimum Interest Rate earned on amounts in the Fixed Account and, if so, whether the an initial balance of $50,000 will take eight years or nine years to transfer to the Investment Divisions.

34. Please clarify whether the Minimum Remaining Value provision applies regardless of whether a contract owner has already hit the Maximum Transfer amount. For example, if a contract owner has $5,400 in the Fixed Account and transfers the Maximum Transfer amount of $5,000 to the Investment Divisions, will NYLIAC also transfer the remaining $400 from the Fixed Account?

Additional Benefits Through Riders and Options

35. In the penultimate sentence of the first paragraph, please provide a cross-reference to where an investor can find additional information about which riders are available in their state.

Insurance Exchange Rider

36. Please state whether the new insured is required to submit to underwriting and, if so, the level of underwriting required.

Guaranteed Minimum Accumulation Benefit Rider

37. In the section describing the GMAB Rider, please specifically state that this rider must be elected at policy issue.

38. Please revise the first sentence following the list of GMAB Allocation Alternatives to clarify that, if Cash Value is allocated to a non-GMAB Allocation alternative, termination of the rider will only occur if the contract owner fails to modify the election after notice from NYLIAC.

39. In the paragraph following the list of GMAB Allocation Alternatives, the prospectus indicates three different scenarios in which NYLIAC will transfer or allocate amounts "to the MainStay VP U.S. Government Money Market Investment Division, or a similar replacement GMAB Allocation Alternative." In each instance, please delete the second clause regarding a similar replacement GMAB Allocation Alternative, or provide your legal basis for transferring or allocating amounts to another GMAB Allocation Alternative without first obtaining contract owner instructions.

Premiums

40. Please disclose the contract's underwriting requirements. If NYLIAC's use of simplified underwriting or other underwriting methods would cause healthy individuals to pay higher cost of insurance rates than they would pay if NYLIAC used different underwriting methods, then please state that the cost of insurance rates are higher for healthy individuals when that method of underwriting is used. *See* Instruction 2 to Item 5(a)

Changing Your Life Insurance Benefit Option

41. Please state whether NYLIAC may require any additional evidence of insurability at the time a contract owner changes his or her Life Insurance Benefit option.

Financial Statements

42. Please provide updated financial statements for the period ended December 31, 2017.

Statement of Additional Information

Table of Contents

43. Please reconcile any differences between the Table of Contents in the SAI and the Table of Contents for the SAI included on the back cover page of the prospectus.

Distribution and Compensation Arrangements

44. Please update the information regarding commissions paid with the total commissions paid during the fiscal year ended December 31, 2017.

Part C

Exhibits

45. Except as otherwise permitted by Rule 483 under the 1933 Act, please file copies of executed agreements rather than "form of" agreements. In the case where there are two or more documents that are substantially identical in all material respects except as to the

parties thereto, the dates of execution, or other details, please follow the procedures outlined in the rule.

46. The referenced Powers of Attorney do not relate specifically to this registration statement. Please provide powers of attorney that relate specifically to the registration statement as required by Rule 483(b) under the 1933 Act or confirm that the reference to "Accumulator Plus Series 3 (AD 118)" refers to the contract covered by this registration statement.

Item 33. Fee Representation

47. Please add "in the aggregate" immediately following "New York Life Variable Universal Life Accumulator II Policy."

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Responses to this letter should be made in a letter to me filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, NYLIAC and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that NYLIAC is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-6497 or budaf@sec.gov.

Sincerely,

/s/ Frank A. Buda

Frank A. Buda
Attorney-Adviser